Summit Properties Inc.	Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges
Nine Months Ended September 30, 2004

Income before minority interest of unitholders in Operating Partnership	$142,547
Interest:
Expense incurred	22,968
Amortization of deferred financing costs	1,177
Rental fixed charges	69
Total	$166,761

Fixed charges:
Interest expense	$22,968
Interest capitalized	7,140
Dividends to preferred unitholders in operating parthership	3,609
Rental fixed charges	69
Amortization of deferred financing costs	1,177
Total	$34,963

Ratio of earnings to fixed charges	4.8